May 21, 2010

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 4631

Washington, D.C. 20549

Re:	Corning Incorporated

Form 10-K for the year ended December 31, 2009

Filed February 10, 2010

Definitive Proxy Statement filed March 15, 2010

Form 10-Q for the quarterly period ended March 31, 2010

Filed April 30, 2010

File No. 001-03247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated May 13, 2010, to Mr. James B. Flaws of Corning Incorporated (“Corning”). For your convenience, we have included the Staff’s comments below followed by our related response.

Form 10-K

Exhibits 31.1 and 31.2

1.

In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you should not: (i) replace the word “control” with “controls” in section 4(b) and (ii) replace the words “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of annual report)” with “the period covered by the annual report” in section 4(d).

Company response

In response to the Staff’s comment that future annual certifications should be set forth exactly as specified in Item 601(b)(31)(i) of Regulation S-K, below is the revised language we will provide in future filings for both our annual and quarterly periods:

Exhibit 31.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002 and

Exhibit 31.2 CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

4. (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

4. (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

Definitive Proxy Statement

Compensation Risk Analysis, page 26

2.

We note your disclosure in response to Item 402(s) of Regulation S-K. Please provide us with a description of the process you undertook to reach the conclusion that your compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on your company.

Company response

On page 26 of our 2010 Definitive Proxy Statement, we disclose, “Corning does not utilize compensation policies or practices creating risks that are reasonably likely to have a material adverse effect on the Company.” To reach this conclusion, management, with the assistance of outside counsel, and the review and concurrence of the Board Compensation Committee (the “Compensation Committee”), assessed our compensation policies and practices, and determined that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. This assessment considered, among other things: the design elements of our compensation programs and policies; the mix of cash and equity payouts; the balance of incentive compensation to encourage both short-term performance and long-term value creation; the combination of performance and time vesting requirements used by our incentive plans; the use of financial performance metrics that are readily monitored and reviewed; incorporation of both operational and financial goals and individual performance; capped payout levels for both annual cash incentives and long-term incentive awards; the Company’s compensation recoupment policy; multiple levels of review and approval of awards; and our internal risk review and assessment processes.

We believe our compensation policies and practices mitigate the likelihood of inducing excessive risk-taking behavior through the following features:

•

Annual cash incentive award opportunities for all employees are capped at 200% of their target. Target opportunities start at 5% of base salary for all employees and range to a maximum 105% of base salary for the CEO. Limiting incentive award payouts as a percentage of base salary, and capping the payouts, limits the extent to which an employee could profit by taking on excessive risk;

•

All of our managers and executives participate in the same annual cash incentive program and long-term incentive program as our Named Executive Officers, as approved by the Compensation Committee. Under our annual cash incentive award program, 50% of every eligible employee’s target opportunity (100% for the Named Executive Officers) is tied to common corporate financial performance goals, as approved by the Compensation Committee, with the other 50% tied to individual and business level objectives. We believe our compensation plan design motivates our employees to pursue strategies that will benefit the entire Company, and mitigates excessive risk-taking by individuals – given the limited payout available for any such actions. Under our long-term incentive award program, every eligible employee’s target opportunity (including the Named Executive Officers) is linked solely to common corporate financial performance goals, as approved by the Compensation Committee. The Compensation Committee clearly identifies the financial goals on which awards will be based, and quantifies the Company’s total compensation costs for the plans at target and maximum performance;

•

The Company’s primary long-term incentive awards have been granted in the form of shares, options, or units with a one-year performance period and three-year vesting period, which aligns the interests of employees to long-term shareholder interests and helps retain management;

•	The Compensation Committee reviews and approves the total maximum annual compensation opportunity available for each member of the Executive Group;

•	The payment of both annual and long-term incentive awards is subject to recoupment under our “Clawback” Policy;

•	Named Executive Officers are subject to our stock ownership requirements; and

•	Mandatory training on our Code of Conduct and other policies educate our employees on appropriate behaviors and the consequences of taking inappropriate actions.

Compensation Discussion and Analysis, page 26

Role of the Compensation Committee, page 33

3.

With a view towards future disclosure, please provide us with a description of the nature and scope of the assignment that your compensation committee gave to Hewitt Associates, as well as the material elements of any instructions or directions given to Hewitt Associates with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Company response

We note the Staff’s comment that future disclosure include the nature and scope of the assignment that our Compensation Committee gave to Hewitt Associates, as well as the material elements of any instructions or directions given to Hewitt Associates with respect to the performance of their duties under the engagement, pursuant to Item 407(e)(3)(iii) of Regulation S-K.

On page 33 of our 2010 Definitive Proxy Statement, we identify items for which the Compensation Committee retains the services of an executive compensation consultant (the “Compensation Consultant”) from Hewitt Associates. In future filings, we will expand the related disclosure, as applicable, to include the concepts below.

Compensation Consultant

In accordance with the Compensation Committee Charter, the Compensation Committee has sole authority to retain compensation consultants and to approve such consultants’ fees and retention terms. Since 2004, the Compensation Committee has engaged the services of the Compensation Consultant to provide advice on compensation matters. The Compensation Consultant reports directly to the Compensation Committee, and the Compensation Consultant provides objective advice to the Compensation Committee, without influence by management, for the benefit of the Company and our shareholders.

Consistent with prior years, the Compensation Committee requested the Compensation Consultant provide it with the following assistance in 2009:

•

Review and provide feedback on the executive compensation proposals and any short- or long-term incentive compensation plan design changes, as applicable, developed by the Company for review and consideration;

•	Attend the December Compensation Committee meeting, when annual compensation decisions are made regarding the Named Executive Officers and the other 180+ members of the Executive Group;

•

Provide feedback to the Compensation Committee regarding market trends and practices and provide informed opinions regarding Corning’s compensation practices, policies and executive pay levels based on the Compensation Consultant’s experience;

•

Review and provide feedback on recommendations developed by Corning’s Senior Vice President, Global Compensation & Benefits, and provide the Compensation Consultant’s opinion on the annual pay levels established for Corning’s CEO and other Named Executive Officers;

•	Review and provide feedback on any changes proposed to any Corning plan or agreement that affects any member of Corning’s Executive Group;

•	Recommend changes in compensation paid to non-employee directors; and

•

When requested by the Compensation Committee Chairman, attend the Executive Session of non-employee directors to explain any compensation plan or program changes, or provide the Compensation Consultant’s opinion on executive pay levels.

Provide a Competitive Base Salary, page 30

How Corning Uses Executive Compensation Surveys, page 31

4.

With a view towards future disclosure, please tell us where your chief executive officer’s actual total direct compensation fell with respect to the approximate median value you used for his target total direct compensation.

Company response

As noted on page 31 of our 2010 Definitive Proxy Statement, our Compensation Committee references executive compensation surveys and the executive compensation paid at the Comparator Companies as it seeks to position our CEO’s total target compensation around the median of the market. Based on those surveys, Mr. Weeks’ 2009 target total direct compensation was established at $8.1 million as set forth on page 28 of our 2010 Definitive Proxy Statement. The median compensation for comparable positions reviewed by the Compensation Committee was as follows:

•	$7.8 million under the Mercer S&P 500 executive survey;

•	$8.4 million under the Towers Watson Executive Survey;

•	$7.0 million under the Radford (Aon) Executive Survey; and

•	$8.3 million under the Comparator Companies proxy analysis.

The average of the four survey sources indicates a median target total direct compensation of $7.9 million, so that Mr. Weeks’ 2009 target total direct compensation of $8.1 million is 102.5% of the median.

The calculation of Mr. Weeks’ actual pay for 2009 requires the use of certain assumptions, due to multi-year vesting provisions and potential changes in stock price. For 2009, Mr. Weeks’ total direct compensation was comprised of the following:

•	Base Salary of $1,030,000;

•	Cash Awards (GoalSharing Plan and Performance Incentive Plan) of $1,824,748 were earned at 168.7% of target;

•

Performance Share Unit Awards (granted in December 2008 under the Corporate Performance Plan) were earned at 143% of target. The target value of the Performance Share Unit Awards reported in our 2009 Definitive Proxy Statement for the 2008 calendar year was $3,060,510. Using that same grant date stock price and actual performance of 143% of target, the actual value is calculated to be $4,376,529. The actual value to be received by Mr. Weeks, if any, cannot be accurately assessed at this time; and

•

Stock Option Awards (granted in December 2008, January 2009, and February 2009 under the Corporate Performance Plan) had disclosed fair values of approximately $3,724,000 compared to the target fair value of $3,000,000. The actual value to be received by Mr. Weeks, if any, cannot be accurately assessed at this time.

Based on the foregoing, Mr. Weeks’ actual total direct compensation for 2009 is estimated at $10,955,277 or 135% of his total direct compensation at target of $8.1 million, and 139% of the approximate median value of $7.9 million used to determine his targeted total direct compensation.

To the extent applicable, we will include disclosure similar to the above in future filings.

Form 10-Q

General

5.	In future filings, please EDGAR file the exhibits to the Form 10-Q as separate documents and not as part of the Form 10-Q document.

Company response

In future filings, as requested by the Staff, we will EDGAR file the exhibits to the Form 10-Q as separate documents and not as part of the Form 10-Q document.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct questions regarding the Definitive Proxy Statement to Linda E. Jolly at (607) 974-7430. Please direct any accounting questions to R. Tony Tripeny, Senior Vice President and Corporate Controller at (607) 974-3331.

Sincerely,

/s/ Vincent P. Hatton
Senior Vice President and General Counsel

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer
James B. Flaws, Vice Chairman and Chief Financial Officer
William D. Smithburg, Chairman, Corning Board of Directors Compensation Committee
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
R. Tony Tripeny, Sr. Vice President and Corporate Controller
Phillip E. Gorham, Assistant Controller
Mike Thiessen, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling